BÖHLER UDDEHOLM **82-[4089]**

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04010154

SUPPL

Friday, February 20, 2004
Tel: +43/1/7986901-707, Fax: +43/1/7986901-713
Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-[**4089**]

Dear Sirs!

In connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed a copy of our **Release.** BÖHLER-UDDEHOLM announces **preliminary results 2003** to the press and investors.
This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, 0043 1 798 6901 ext 708 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

Very truly yours
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications

Randolf Fochler   Sabrina Kaiser

Enclosures:
cc: Antonio D'Amico, Esq.

PROCESSED
FEB 27 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2004
WASH, D.C. 155

BÖHLER UDDEHOLM **82-[4089]**

FOR IMMEDIATE RELEASE

Böhler-Uddeholm announces preliminary results for 2003:

- **Growth in sales and earnings**
- **Dividend increase to 2.50 €**

Vienna, 20 February 2004 – In spite of a difficult operating environment, the Böhler-Uddeholm Group reports higher sales for the 2003 Business Year. Preliminary figures show total sales of 1,499.8 m€, which represents a 4% increase over the prior year level of 1,441.2 m€. This development was driven by the acquisition of the remaining 50% stake in Böhler Thyssen Schweisstechnik GmbH from the ThyssenKrupp Group.

Earnings before interest and tax (EBIT) rose from 111.9 m€ by 1% to 113.4 m€, although the weak US-Dollar and higher costs for energy and raw materials had a negative impact.

Preliminary figures show a 12% increase in earnings before tax (EBT) from 82.1m€ to 91.8 m€. This satisfactory development was supported by an improved financial structure and lower interest rates as well as positive effects from the valuation of derivative hedging instruments and income from securities investments.

Net income rose from 50.5 m€ by 11% to 56.0 m€ according to preliminary figures. The Management Board of Böhler-Uddeholm AG will therefore recommend that the Annual General Meeting on 3 May 2004 approve a dividend of 2.50 € per share, compared to 2.30 € per share in the prior year. "We view this increase as confirmation of our shareholder-friendly dividend policy", commented Claus J. Raidl, CEO of Böhler-Uddeholm AG. The dividend yield – measured against the share price at year-end 2003 – equals 4.7%.

Böhler-Uddeholm will announce final results for the 2003 Business Year on 29 March 2004. Management will then conduct a road show in Europe, the USA and Canada.

For additional information contact: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler, Tel.: (#43-1)798 69 01/707

in m€	2002	**2003 Preliminary**	Change
Sales	1,441.2	1,499.8	+4%
EBIT	111.9	113.4	+1%
EBT	82.1	91.8	+12%
Net income after minority interest	50.5	56.0	+11%
Dividend per share in €	2.30	2.50	+9%
Order intake	924.6	1,067.5	+15%
Order backlog	248.7	250.0	+1%

SEC MAIL PROCESSING
RECEIVED
FEB 25 2004
WASH. D.C. 155 SECTION